EXHIBIT 99.3

[PricewaterhouseCoopers LLP letterhead]




Report of Independent Accountants



We have examined the Administrator's Annual Certificate of Compliance (Exhibit
99.1 to this annual report on Form 20-F), which asserts that Northern Rock plc ("the Administrator") has fulfilled its obligations, in its capacity as Administrator, in respect of the minimum servicing requirements for the mortgage receivables arising on designated accounts as set forth in the clauses of the Sixth Amended and Restated Administration Agreement between Northern Rock plc, Granite Finance Funding Limited, Granite Finance Trustees Limited and The Bank of New York dated January 19, 2005 (the "Administration Agreement") specified in paragraph 3 below during the year ended December 31, 2004. Management is responsible for the Administrator's compliance with those requirements. Our responsibility is to express an opinion on the Administrator's fulfilment of obligations under the Administration Agreement based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management's assertion about the company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Administrator's compliance with specified servicing requirements.

We examined the Administrator's compliance with the Administration Agreement clauses 5.3, 5.1, 17.1 (d) and (e), 5.2, 14.1, 14.2, 14.3 and 14.4, 4.1, 4.2
and 4.4, 12.3 and 12.1(a) and the Cash Management Agreement clauses 4.1, 4.2
4.3 and 4.4, using definitions set forth in the Master Definitions Schedule signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership on March 26, 2001 (as amended).

In our opinion, management's assertion that the Administrator complied with the aforementioned requirements during the year ended December 31, 2004 is fairly stated, in all material respects.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP


June 7, 2005

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APPENDIX 1A


           Servicing Standards Contained in Administration Agreement



Capitalised terms used and not otherwise defined in the following list of Servicing Standards shall have the meanings assigned to them in the Fifth Amended and Restated Administration Agreement and the Amended and Restated Master Definitions Schedule.

Servicing Undertakings

The Administrator undertakes that at all times during which it acts as Administrator under the Administration Agreement it will:

1. (Maintain records) keep and maintain records in relation to the Mortgage Portfolio on a Mortgage Loan by Mortgage Loan basis for the purposes of identifying amounts paid by each borrower, any amount due from a borrower and the balance from time to time outstanding on a Borrower's account (5.3)

2. (Collections) using reasonable endeavours credit all monthly payments made by a Borrower to the relevant Collection Account within three (3) London Business Days of receipt (5.1)

3. (Qualifications and compliance of laws) maintain all licences, approvals, authorisations and consents necessary in connection with the Administrator's performance of its obligations under the Administration Agreement and not knowingly to fail to comply with any legal requirements in the performance of those obligations. (17.1(d) and (e)).

4. (Enforcement) in relation to any default by a Borrower under a Mortgage Loan or a Mortgage, enforce the terms of such Mortgage Loan or Mortgage in accordance with the Enforcement Procedures and as otherwise provided in the Administration Agreement (5.2).

5. (Insurance) (a) administer the arrangements for insurance in which the Mortgages Trustee or the Seller has an interest (14.1); (b) not knowingly take or omit to take any action that could result in avoidance, termination or invalidity of any Insurance Policy in relation to any Mortgage Loans and Mortgages or reduce the amount payable on any claim made on behalf of the Mortgage Trustees under any Insurance Policy (14.2); (c) prepare and submit any claim under the Insurance Policies in accordance with their terms (14.3); and (d) use reasonable endeavours to credit all proceeds received under any Insurance Policy to the relevant Collection Account within three (3) London Business Days of such receipt (14.4)

6. (Determination of interest rates) (a) determine the Standard Variable Rate chargeable to Borrowers from time to time and the Existing Borrowers' Re-Fix Rate in accordance with sections 4.1 and 4.4 of the Administration Agreement; and (b) take all steps necessary pursuant to the relevant Mortgage Conditions or applicable law to bring such change in the Standard Variable Rate to the attention of the relevant borrowers and notify details of such change to the Mortgages Trustee, the Security Trustee and the Beneficiaries (4.2)

7. (Provision of information) provide such information from its records in relation to the Mortgage Loans to the Mortgages Trustee, Funding or the Security Trustee at any time upon reasonable notice, subject to the conditions set forth in the Administration Agreement (5.3)

8. (Access to books and records) permit the Mortgages Trustee, Funding (and their auditors) and the Security Trustee and any other person nominated by the beneficiaries (to whom the Administrator has no reasonable objection) upon reasonable notice during normal office hours to have access to all books of record and account (including Title Deeds and Mortgage Loan Files) relating to the administration of the Mortgage Loans and the Related Security, subject to applicable law and the conditions set forth in the Administration Agreement (12.3)

9. (Custody of records) keep the Mortgage Loan Files relating to the Mortgage Portfolio in safe custody and shall take appropriate technical and organisational measures against the unauthorised or unlawful processing of personal data and against accidental loss or destruction of, or damage to, personal data. The Administrator shall maintain in an adequate form such records as are necessary to enforce each Mortgage comprised in the Mortgage Portfolio and, where relevant, any other Related Security. The Administrator shall keep the Mortgage Loan Files in relation to the Mortgage Portfolio in such a way that they can be distinguished from information held by the Administrator for its own behalf as mortgagee or for other third persons (12.1(a)).

10.  (Ledgers)

     (a) establish and maintain memorandum ledgers in the books of the Mortgages Trustee to enable the ongoing identification and segregation of principal, revenue, and overpayments;
     (b) on a monthly basis ensure that the memorandum ledgers are reconciled to the Trustee bank accounts;
     (c) establish and maintain memorandum ledgers in the books of the Funding to enable the ongoing identification and segregation of principal, revenue, funding reserve amounts and issuer reserve amounts;
     (d) on a monthly basis ensure that the memorandum ledgers are reconciled to the funding bank accounts; and
     (e) establish and maintain ledgers in the books of the Funding and each Issuer to record the initial intercompany loans and subsequent payments of interest and principal on each of the intercompany loans. (Cash Management Agreement clauses 4.1, 4.2, 4.3 and 4.4)

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APPENDIX 1B



                 Management's Assertion Concerning Compliance
                     With Specified Servicing Requirements

June 7, 2005


As of and for the year ended December 31, 2004, Northern Rock plc (the "Company") has complied in all material respects with the minimum servicing standards as set forth in the Sixth Amended and Restated Administration Agreement among the Company, as Administrator and as Seller, Granite Finance Funding Limited, Granite Finance Trustees Limited and The Bank of New York dated January 19, 2005 (the "Administration Agreement") as follows:

     1. (Maintain records) keep and maintain records in relation to the Mortgage Portfolio on a Mortgage Loan by Mortgage Loan basis for the purposes of identifying amounts paid by each borrower, any amount due from a borrower and the balance from time to time outstanding on a Borrower's account (5.3);

     2. (Collections) using reasonable endeavours credit all monthly payments made by a Borrower to the relevant Collection Account within three (3) London Business Days of receipt (5.1);

     3. (Qualifications and compliance of laws) maintain all licences, approvals, authorisations and consents necessary in connection with the Administrator's performance of its obligations under the Administration Agreement and not knowingly to fail to comply with any legal requirements in the performance of those obligations. (17.1(d) and (e));

     4. (Enforcement) in relation to any default by a Borrower under a Mortgage Loan or a Mortgage, enforce the terms of such Mortgage Loan or Mortgage in accordance with the Enforcement Procedures and as otherwise provided in the Administration Agreement (5.2);

     5. (Insurance) (a) administer the arrangements for insurance in which the Mortgages Trustee or the Seller has an interest (14.1); (b) not knowingly take or omit to take any action that could result in avoidance, termination or invalidity of any Insurance Policy in relation to any Mortgage Loans and Mortgages or reduce the amount payable on any claim made on behalf of the Mortgage Trustees under any Insurance Policy (14.2); (c) prepare and submit any claim under the Insurance Policies in accordance with their terms (14.3); and
          (d) use reasonable endeavours to credit all proceeds received under any Insurance Policy to the relevant Collection Account within three
          (3) London Business Days of such receipt (14.4);

     6. (Determination of interest rates) (a) determine the Standard Variable Rate chargeable to Borrowers from time to time and the Existing Borrowers' Re-Fix Rate in accordance with sections 4.1 and
          4.4 of the Administration Agreement; and (b) take all steps necessary pursuant to the relevant Mortgage Conditions or applicable law to bring such change in the Standard Variable Rate to the attention of the relevant borrowers and notify details of such change to the Mortgages Trustee, the Security Trustee and the Beneficiaries (4.2);

     7. (Provision of information) provide such information from its records in relation to the Mortgage Loans to the Mortgages Trustee, Funding or the Security Trustee at any time upon reasonable notice, subject to the conditions set forth in the Administration Agreement (5.3);

     8. (Access to books and records) permit the Mortgages Trustee, Funding (and their auditors) and the Security Trustee and any other person nominated by the beneficiaries (to whom the Administrator has no reasonable objection) upon reasonable notice during normal office hours to have access to all books of record and account (including Title Deeds and Mortgage Loan Files) relating to the administration of the Mortgage Loans and the Related Security, subject to applicable law and the conditions set forth in the Administration Agreement (12.3);

     9. (Custody of records) keep the Mortgage Loan Files relating to the Mortgage Portfolio in safe custody and shall take appropriate technical and organisational measures against the unauthorised or unlawful processing of personal data and against accidental loss or destruction of, or damage to, personal data. The Administrator shall maintain in an adequate form such records as are necessary to enforce each Mortgage comprised in the Mortgage Portfolio and, where relevant, any other Related Security. The Administrator shall keep the Mortgage Loan Files in relation to the Mortgage Portfolio in such a way that they can be distinguished from information held by the Administrator for its own behalf as mortgagee or for other third persons (12.1(a));

     10.  (Ledgers)

            (a) establish and maintain memorandum ledgers in the books of the Mortgages Trustee to enable the ongoing identification and segregation of principal, revenue, and overpayments;
            (b) on a monthly basis ensure that the memorandum ledgers are reconciled to the Trustee bank accounts;
            (c) establish and maintain memorandum ledgers in the books of the Funding to enable the ongoing identification and segregation of principal, revenue, funding reserve amounts and issuer reserve amounts;
            (d) on a monthly basis ensure that the memorandum ledgers are reconciled to the funding bank accounts; and

            (e) establish and maintain ledgers in the books of the Funding and each Issuer to record the initial intercompany loans and subsequent payments of interest and principal on each of the intercompany loans. (Cash Management Agreement clauses 4.1, 4.2, 4.3 and 4.4)

As of the same period, the Company had in effect insurance cover against losses through wrongdoing of its officers and employees involved in the servicing of mortgage receivables to the amount of GBP100 million.

Also, as of the same period, the Company has satisfied all obligations on its part and maintain all qualifications required under requirements of law with respect to each receivable and designated account and the servicing thereof, whereby failure to achieve this would have a material adverse effect on the interest of any mortgage receivable Beneficiary.


IN WITNESS WHEREOF, I have signed my name this 7th day of June, 2005.


By:  /s/ K M Currie
     -----------------------
     Name:  K M Currie
     Title: Treasury Director